UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Filing No. 1 for the Month of June, 2004

ADB Systems International Ltd.

(Exact name of Registrant)

6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ADB SYSTEMS INTERNATIONAL LTD.

On June 16, 2004, ADB Systems International Ltd. (“ADB” or the “Company”) announced that it raised $1.7 million through the issuance of convertible secured notes to a group of institutional and private investors secured against assets of the Company.  The Company’s press release dated June 16, 2004 is attached to this Form 6-K as Exhibit 1.

All figures in this report are in Canadian dollars.  As at June 16, 2004, the exchange rate was CDN $1.3772 to US $1.00.

Approximately 10 percent of the notes will be held by certain members of ADB’s senior management and Board of Directors.  When combined with the amounts raised through the funding arrangement announced on May 19, 2004 ADB has raised a total of $2.2 million in new funding.

Under the terms of the financing arrangement, the investors will be able to convert their notes at any time during the three-year term into units priced at $0.31, with each unit consisting of one common share and one-half of one warrant.  Each full warrant may be exercised into one common share for a term of four years at the exercise price of $0.50 each.  Automatic conversion of the notes will occur following a one-year period if the volume weighted average trading price of ADB’s common shares on the TSX for a 20 consecutive trading day period is $0.70 or higher.  ADB will pay noteholders interest at an annual rate of seven percent on principal amounts converted prior to maturity and on any principal amount outstanding at maturity.

ADB’s agent in connection with the closing of this private placement was issued an option to purchase up to 485,484 units at a price of $0.31 per unit.

ADB also announced that it will hold its annual general meeting for shareholders on June 23, 2004 at 3:00 p.m. in Toronto.  The meeting will be open to registered shareholders, accredited media and financial analysts.

This report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.

The securities described in this report have not and will not be registered under the Securities Exchange Act of 1934, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, profitability, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause ADB’s results to differ materially from expectations.  These risks include ADB’s future capital needs, expectations as to profitability and operating results, ability to further develop business relationships and revenues, expectations about the markets for its products and services, acceptance of its products and services, competitive factors, ability to repay debt, ability to attract and retain employees, new products and technological changes, ability to develop appropriate strategic alliances, protection of its proprietary technology, ability to acquire complementary products or businesses and integrate them into its business, geographic expansion of its business and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB’s most recent Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that ADB’s plans will be achieved.

ADB hereby incorporates by reference this Form 6-K into its Registration Statement on Form F-3 (File No. 333-40888), and into the prospectus contained therein.  ADB does not incorporate by reference Exhibit 1 into its Registration Statement on Form F-3 or into the prospectus contained therein.  ADB does not incorporate by reference any information contained in this report relating to financial forecasts into its Registration Statement on Form F-3 or into the prospectus contained therein.

Exhibits

Exhibit 1 – Press Release dated June 16, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADB SYSTEMS INTERNATIONAL LTD.

Date: June 17, 2004	By:	/S/ JAMES MOSKOS
Name: James Moskos
Title: President, Technologies Group